
02002967

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

ATLAS PACIFIC LIMITED

ABN

ACN 009 220 053

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,471 (new shares to be issued)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Convertible Note Conversion Price – 15 cents each Redemption Date – 23 March 2002 Conversion Date – 12 February 2002

dlw 2/6

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New shares rank equally to existing ordinary shares on issue.
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of Secured Convertible Notes in accordance with Clause 4 of schedule 1 of Secured Convertible Notes Trust Deed.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
78,731,213	Ordinary Shares
797,991	Convertible Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,972,322 525,000	Options (30 cents) Options (30 cents)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ✓ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	18,471
39	Class of +securities for which quotation is sought	Ordinary Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Securities rank equally to existing ordinary shares on issue.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Conversion of Secured Convertible Notes (ASX Code ATPG) to ordinary shares. Application for official quotation required under clause 4.4 of Appendix 1 of the Trust Deed for Secured Convertible Notes.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
78,731,213	Ordinary Shares
797,991	Convertible Notes

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: ...6/2/02...........
(~~Director~~/Company secretary)

Print name: ...SIMON ADAMS...

== == == == ==

+ See chapter 19 for defined terms.

File # 82-1852.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

ATLAS PACIFIC LIMITED

ABN

ACN 009 220 053

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,471 (new shares to be issued)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Convertible Note Conversion Price – 15 cents each Redemption Date – 23 March 2002 Conversion Date – 12 February 2002

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New shares rank equally to existing ordinary shares on issue.
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of Secured Convertible Notes in accordance with Clause 4 of schedule 1 of Secured Convertible Notes Trust Deed.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
78,731,213	Ordinary Shares
797,991	Convertible Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,972,322 525,000	Options (30 cents) Options (30 cents)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) Securities described in Part 1

(b) ✓ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	18,471
39	Class of +securities for which quotation is sought	Ordinary Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Securities rank equally to existing ordinary shares on issue.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Conversion of Secured Convertible Notes (ASX Code ATPG) to ordinary shares. Application for official quotation required under clause 4.4 of Appendix 1 of the Trust Deed for Secured Convertible Notes.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
78,731,213	Ordinary Shares
797,991	Convertible Notes

(now go to 43)

+ See chapter 19 for defined terms.

FOLEY & LARDNER
ATTORNEYS AT LAW
2029 CENTURY PARK EAST, SUITE 3500
LOS ANGELES, CALIFORNIA 90067-3021
TELEPHONE: 310.277.2223
FACSIMILE: 310 557.8475
WWW.FOLEYLARDNER.COM

FACSIMILE TRANSMISSION

Total # of Pages 2 (including this page)

TO:	PHONE #:	FAX #:
Mr. Seth Tobin Securities and Exchange Commission	(202) 942-1990	(202) 942-9525

From :	Lance Jon Kimmel, Esq.
Sender's Direct Dial :	310.975.7823
Date :	February 5, 2002
Client/Matter No :	029474-0144
User ID No :	~~0206~~ 1898

'02FEB 5PM 4:31

MESSAGE:

Dear Mr. Tobin,

Please see the attached Request for Acceleration from Entravision Communications Corporation, which I mentioned in my voicemail to you this afternoon that I would be sending. Please excuse my sending this before we have had a chance to talk. I will call you in the morning to discuss this filing. In the meantime, if you have any questions regarding the attached Request, please call me at (310) 975-7823. Thank you for your assistance.

If there are any problems with this transmission or if you have not received all of the pages, please call .

Operator:	Time Sent:	Return Original To: Wyn Saunders



ENTRAVISION COMMUNICATIONS CORPORATION 2425 Olympic Blvd. Suite 6000 West Santa Monica, CA 90404 T 310.447.3870 F 310.447.3899

February 5, 2002

VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Seth Tobin

Re: Entravision Communications Corporation Registration Statement on Form S-3 (SEC File No. 333-81652)

Dear Mr. Tobin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Entravision Communications Corporation (the "Registrant") hereby requests that the effectiveness of its Registration Statement on Form S-3 (SEC File No. 333-81652) (the "Registration Statement") be accelerated to 8:00 a.m. EST on February 8, 2002, or as soon thereafter as practicable.

The Registrant is aware of its obligations under the Act, as the Act relates to the offering of the securities specified in the Registration Statement.

There is no compensation being paid to underwriters, since the prospectus to which the Registration Statement relates is for the sole use of a selling stockholder.

ENTRAVISION COMMUNICATIONS CORPORATION

By: 

Michael G. Rowles
Senior Vice President and General Counsel





WILLIAMS MULLEN

Direct Dial: 202.293.8127
mgeroe@williamsmullen.com

FACSIMILE COVER SHEET

TO:	**Mr. Martin Dunn** **Georgetown Law School**	**(202) 942-9525**
FROM:	**Michael R. Geroe**	
DATE:	**Tuesday, February 05, 2002**	**5:11 PM**

Number of Pages including Coversheet: ~~3~~ 2

If this transmission is incomplete, please contact Melanie D. Bernhardt at (202) 833-9200.

MESSAGE:

Please see the attachment.

C:\WMCDLIB\MGEROE\0797348.01



The BAR ASSOCIATION of the DISTRICT OF COLUMBIA

"The Voluntary Bar Association" Established 1871 Chartered 1874
1819 H Street, N.W. - Suite 1250 Washington, D.C. 20006 (202) 223-6600 FAX (202) 293-3388

February 5, 2002

VIA FACSIMILE

Martin Dunn, Esq.
Georgetown Law School
450 Fifth Street, N.W., Stop 0401
Washington, DC 20549

Dear Mr. Dunn:

On behalf of the Corporate Law Committee of the Bar Association of the District of Columbia, I am delighted to invite you to be a panelist at our seminar addressing events surrounding the Enron bankruptcy. Currently, other panelists are John W. Griffin, of Duane, Morris & Heckscher L.L.P., and me.

I tentatively propose holding the seminar Friday, March 22, 2002, from 9 to 1. The event would include a brown bag lunch for its last hour. I won't be surprised if we end up moving the date or time, but find this a good starting point. I propose the Bank of America Building, 730 15th Street, N.W., 10th Floor, Washington, DC as the venue. The space is dramatic, spacious and has a wonderful balcony overlooking the U.S. Dept. of Treasury. It is also free and has in past years proven convenient.

Please let me know if you would be available for a meeting, conference call, or video conference this Friday, Feb. 8, from 10 to 11 am. The agenda would be initial introductions, event date/time, and some discussion of topics to be covered. Current topics Jack Griffin and I discussed include: D&O liability, auditor independence, conflicts of interest, and document management. Jack expressed an interest in addressing D&O liability issues, and I can speak to the issue of document management policy. There are likely other topics which may flesh out during our conference. Also, I understand from Diane that you may have additional panelist suggestions, and I would be pleased to discuss this as well.

Finally, I in order to secure CLE credits for attendees, I request that we each consider a brief document or outline, which could be distributed to attendees.

Sincerely yours,



Michael R. Geroe,
Chairman, Corporate Law Committee

cc: Diane Simons, Esq.